Exhibit 99



Subsequent Review of Company's Form 10-Q for the period ended March 31, 2002


The Company's quarterly filing on Form 10-Q for the period ended March 31, 2002 contained unaudited financial statements that were not reviewed by an independent public accountant. At the time of the filing, the Company was unable to have Arthur Andersen LLP review the financial statements due to its resignation on April 5, 2002 and the fact that the Company was still in the process of retaining a new independent public accountant. Subsequent to the filing of the March 31, 2002 Form 10-Q, KPMG LLP reviewed the unaudited financial statements included in the filing. This review resulted in no material changes or revisions to the unaudited financial statements as presented in the Form 10-Q filed for the period ended March 31, 2002.